Exhibit 2.2

STOCKHOLDERS VOTING AGREEMENT, dated as of June 28, 2004 (this "Agreement"), among ComVest Investment Partners II LLC, a Delaware limited liability company ("Parent"), CAT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and each of the stockholders whose names appear on the signature pages of this Agreement (each, a "Stockholder" and, collectively, the "Stockholders").

WHEREAS, each Stockholder owns the number of shares of common stock, par value $.10 per share ("Company Common Stock"), of Catalyst International, Inc., a Delaware corporation (the "Company"), as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the "Shares");

WHEREAS, Parent, Merger Sub and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the "Merger Agreement"; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a draft of which has been made available to each Stockholder, which provides, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company (the "Merger");

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Stockholders hereby agree as follows:

1.  Grant of Proxy/Voting Agreement.    Each Stockholder, by this Agreement, with respect to his, her or its Shares, hereby grants an irrevocable proxy to Parent (and agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Stockholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement, (ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Competing Transaction) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company.  Each Stockholder further agrees to cause such Stockholder’s Shares to be voted in accordance with the foregoing.  THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST.  Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

2.  Transfer of Shares.  Each Stockholder agrees that he, she or it shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing except pursuant to the Merger, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (d) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing his, her or its obligations hereunder.

3.  No Solicitation of Transactions.  Until the Expiration Date, none of the Stockholders shall, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or encourage the submission of, any Competing Transaction or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal; provided, however, that nothing in this Section 4 shall prevent the Stockholder, in his, her or its capacity as a director or executive officer of the Company from engaging in any activity permitted pursuant to Section 4.5(b) or 4.5(c) of the Merger Agreement.  Each Stockholder shall, and shall direct his, her or its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Competing Transaction.

4.  Information for Proxy Statement; Disclosure.  Each Stockholder represents and warrants to Parent and Merger Sub that none of the information relating to such Stockholder and his, her or its affiliates provided directly by such Stockholder or his, her or its affiliates for inclusion in the Proxy Statement will, at the respective times the Proxy Statement is filed with the SEC or is first published, sent or given to stockholders of the Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Stockholder authorizes and agrees to permit the Company, Parent and Merger Sub to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder's identity and ownership of Shares and the nature of his, her or its commitments, arrangements and understandings under this Agreement and any other information required by applicable Legal Requirements.

5.  Termination.  The obligations of the Stockholders under this Agreement (including the proxy granted under Section 1, above) shall automatically and without further action by the Stockholders terminate upon the earliest of (i) the Effective Time or (ii) the date that the Merger Agreement is validly terminated in accordance with its terms.  Nothing in this Section 5 shall relieve any party of liability for any breach of this Agreement.

6.  Representations and Warranties of the Stockholders.  Each Stockholder hereby severally represents and warrants to Parent and Merger Sub as follows:

(a)

If such Stockholder is a corporation (i) such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (iii) the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  If such Stockholder is an individual, such Stockholder has all necessary capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

(b)

As of the date hereof and except as noted on Exhibit A hereto, such Stockholder owns of record and beneficially and has good, valid and marketable title to, free and clear of any Encumbrance, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement, and has the sole power to vote and full right, power and authority to sell, transfer and deliver, the number of Shares set forth opposite such Stockholder’s name on Exhibit A.

7.  Representations and Warranties of Parent and Merger Sub.  Each of Parent and Merger Sub hereby represents and warrants to each Stockholder that (a) Parent is a limited liability company and Merger Sub is a corporation, each of which is duly organized, validly existing and in good standing under the laws its jurisdiction of organization or incorporation, as the case may be, (b) each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, (c) the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (d) this Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Stockholders, constitutes legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

8.  Miscellaneous.

(a)

Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b)

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their addresses as specified on the signature page(s) of this Agreement.

(c)

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

(d)

This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(e)

This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

(f)

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g)

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(h)

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state.

(i)

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j)

From time to time, at the request of Parent, in the case of any Stockholder, or at the request of the Stockholders, in the case of Parent and Merger Sub, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(k)

Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMVEST INVESTMENT PARTNERS II LLC

/s/ Carl Kleidman
Name:  Carl Kleidman
Title:  Partner

Address:  830 Third Avenue

8th Floor

New York, New York 10022

CAT ACQUISITION CORP.

/s/ Carl Kleidman
Name:  Carl Kleidman
Title:

Address: c/o Parent at address above

STOCKHOLDERS:

/s/ Roy J. Carver
Name:  Roy J. Carver
Address:  c/o Carver Pump Company
2415 Park Ave.
Muscatine, IA 52761

/s/ Douglas B. Coder
Name:  Douglas B. Coder
Address:

/s/ Terrance L. Mealy
Name:  Terrence L. Mealy
Address:  301 E. 2nd Street
Muscatine, IA 52761

/s/ William G. Nelson

Name:  William G. Nelson
Address:  P.O. Box 1105
Bala Cynwyd, PA 19004

/s/ James B. Treleaven
Name:  James B. Treleaven
Address:  971 Chapel Court N.
Glen Ellyn, IL 60137

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Shares of Company Common Stock Owned Beneficially and of Record[1]

Roy J. Carver	391,351

Douglas B. Coder	848,592[2]

Terrence L. Mealy	1,154,675[2]

William G. Nelson	77,817

James B. Treleaven	12,500

______________________________

1 Includes Shares of Company Common Stock purchasable upon exercise of vested Warrants, as defined in the Merger Agreement.

2 Includes Shares of Company Common Stock with respect to which the Stockholder exercises shared voting power.